SECUR 04015456 MISSION

OMB Number. 3235-0123
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RECD S.E.C.

APR 26 2004

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

FACING PAGE

SEC FILE NUMBER
8-16560

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DARWOOD ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 RECTOR STREET ROOM 1523
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIUS RENDINARO (212) 233-0500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARRY J. CHARLES
(Name - if individual, state last, first, middle name)

1 NORTH END AVE. STE, 1201	NEW YORK,	NEW YORK	10282
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, JULIUS RENDINARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES INC., as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

April 13, 2004

MARIE A. BACKES
NOTARY PUBLIC, State of New York
No.43-0125065
Qualified in Richmond County
Commission Expires March 30, 1989 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplement Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X AUDITORS NOTES

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Darwood Associates Inc.. ("Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

B. SECURITIES TRANSACTIONS

Purchases and sales of securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement

C. SECURITIES VALUATION

Trading and investment securities are stated at market value with related changes in unrealized appreciation or depreciation reflected in net earnings.

D. FIXED ASSETS

Fixed assets are recorded at cost and depreciated over their estimated useful lives; 5 years for computer and office equipment, 7 years for furniture and fixtures, and leasehold improvements of the remaining term of the lease at the time of acquisition.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule which provides for minimum standards of financial responsibility. These standards basically require that the Company maintain "net capital" as defined. The Company has elected to have all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company is required to maintain a "net capital" of at least the greater $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003 the Company had capital in excess of the required amount of $19,645.

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2003

NOTE 3 - OTHER ASSETS

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market Inc. The warrants are a non-allowable asset for the purpose of determining net capital. They are recorded at the lower of cost or market with the appropriate unrealized gain or loss reflected in income..

The Company has a $1,441 rent security deposit for its office in Plattsburgh, New York.

NOTE 4 - INCOME TAXES

The Company has a current tax liability $936 consisting totally of various state and local liabilities and a $247 Federal overpayment which will be used to offset future liabilities. No deferred asset or liability exists because the only differences between the Company's book and tax income are permanent in character with the exception of a $740 capital loss carryforward. Since the utilization of that carryforward is contingent upon the realization of capital gains which may or may not materialize, no deferred asset has been created.

NOTE 5 - AVAILABILITY OF SECURITIES AND EXCHANGE COMMISSION REPORTS

A copy of the most recent annual report of the Company is available for examination at the principal office of the Company and the regional office of the Securities and Exchange Commission.